Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 4876

Our Ref: CSA/PAC1/24

7th March 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

02015817

SUPPL

02 MAR 13 AM 8:30

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents:

(a) Announcement Form.

(b) Press Release.

(c) Text of the highlights announcement which will be advertised as follows:

Financial Times	08/03/2002
The Times	12/03/2002
Wall Street Journal (Eastern Edition)	08/03/2002
The Economist (Global Edition)	16/03/2002
Far Eastern Economic Review	21/03/2002
Asian Wall Street Journal	08/03/2002

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Paul A. Moore
Secretary

MY/df
Encl.

Pac/PAC1-23 SEHK/letter/sehk-ny

c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY-NY)

3/14

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited

From : **Swire Pacific Limited** No. of pages: Two
(Name of Company/Representative Company)
Paul A. Moore (Responsible Official)
2840 8868 (Margaret Yu) (Contact Telephone Number)
7th March 2001 Date

Name of listed company : Swire Pacific Limited

Year end date : 31 / 12 / 2001

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☒ Yes ☐ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors N/A
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1 / 1 / 2001 to 31 / 12 / 2001 (HK$ million)		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2000 to 31 / 12 / 2000 (HK$ million)	
Turnover (Note 1)	:	15,198		15,050	
Profit/(Loss) from Operations (Note 1)	:	4,391		3,849 #	
Finance cost	:	(493)		(432)	
Share of Profit / (Loss) of Associates (Note 2)	:	1,029		2,964	
Share of Profit / (Loss) of Jointly Controlled Entities (Note 3)	:	153		(1,636)	
Profit / (Loss) after Taxation & MI	:	4,118		3,893 #	
% Change over Last Period	:	5.8 %			
EPS / (LPS) - Basic	:	265.3¢/A 53.1¢/B		250.8¢/A 50.2¢/B #	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	4,118		3,893 #	
~~Interim~~ / Final* Dividend per Share	:	76¢/A 15.2¢/B		76¢/A 15.2¢/B	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~Interim~~ / Final* Dividend	:	13 / 5 / 2002	to	16 / 5 / 2002	bdi.
Payable Date	:	3 / 6 / 2002			
B / C Dates for (Annual) General Meeting	:	13 / 5 / 2002	to	16 / 5 / 2002	bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.
\# See Note 4

For and on behalf of
SWIRE PACIFIC LIMITED

Signature :
Name : Paul A. Moore
Title : Secretary

Notes:

(1) Both Turnover and Profit from Operations relate to continuing operations.

(2) The share of profits less losses of associated companies includes an attributable profit of HK$207 million (2000: HK$nil) from the Cathay Pacific Group arising on the disposal of the investment in Equant N.V. in exchange for an indirect interest in France Telecom S.A. The mark to market gain previously recognised in the investment revaluation reserve of the group has, in accordance with HK SSAP 24, been transferred to the profit and loss account on disposal

(3) The share of profits less losses of jointly controlled companies includes an attributable loss of HK$137 million (2000: HK$1,700 million) arising from the provision for diminution in value of property development sites, and an attributable loss of HK$175 million (2000: HK$nil) relating to a provision for stamp duty in dispute on a previously acquired property development site. The share of the deficit on the revaluation of investment properties is dealt with in the group property valuation reserve.

(4) With the introduction of HK SSAP 28 "Provisions, contingent liabilities and contingent assets", the group's previous practice of providing for future dry-docking costs is no longer allowed as it does not meet the recognition and measurement criteria prescribed therein. Therefore, any dry-docking costs incurred are now capitalised and amortised to the profit and loss account over the period until the next dry-docking takes place. This change in accounting policy has been applied retrospectively and the comparatives for 2000 have been restated to conform to the changed policy. This results in a net increase of HK$4 million in the 2000 Profit from Operations.

Swire Group

M E D I A   I N F O R M A T I O N

PRESS RELEASE

Swire Pacific Limited
2001 Final Results

		Year ended 31st December	
		2001	**2000**
	Note	**HK$M**	**HK$M**
Turnover		15,198	15,050
Cost of sales		(7,990)	(8,327)
Gross profit		7,208	6,723
Other revenue		47	26
Distribution costs		(1,524)	(1,420)
Administrative expenses		(1,174)	(1,266)
Other operating expenses		(166)	(214)
Operating profit		4,391	3,849
Finance charges		(593)	(595)
Finance income		100	163
Net finance charges		(493)	(432)
Share of profits less losses of jointly controlled companies	1	153	(1,636)
Share of profits less losses of associated companies	2	1,029	2,964
Profit before taxation		5,080	4,745
Taxation	3	602	565
Profit after taxation		4,478	4,180
Minority interests		360	287
Profit attributable to shareholders		4,118	3,893
Dividends			
Interim - paid		559	559
Final - proposed		1,179	1,179
		1,738	1,738
		HK¢	**HK¢**
Earnings per share	4		
'A' shares		265.3	250.8
'B' shares		53.1	50.2
		HK¢	**HK¢**
Dividend per share			
'A' shares		112.0	112.0
'B' shares		22.4	22.4
		HK$	**HK$**
Shareholders' funds per share			
'A' shares		47.00	49.89
'B' shares		9.40	9.98

Notes:

1) Share of profits less losses of jointly controlled companies

The share of profits less losses of jointly controlled companies includes an attributable loss of HK$137 million (2000: HK$1,700 million) arising from the provision for diminution in value of property development sites, and an attributable loss of HK$175 million (2000: HK$nil) relating to a provision for stamp duty in dispute on a previously acquired property development site. The share of the deficit on the revaluation of investment properties is dealt with in the group property valuation reserve.

2) Share of profits less losses of associated companies

The share of profits less losses of associated companies includes an attributable profit of HK$207 million (2000: HK$nil) from the Cathay Pacific Group arising on the disposal of the investment in Equant N.V. in exchange for an indirect interest in France Telecom S.A. The mark to market gain previously recognised in the investment revaluation reserve of the group has, in accordance with HK SSAP 24, been transferred to the profit and loss account on disposal

3) Taxation

	2001	**2000**
	HK$M	**HK$M**
The taxation charge comprises		
Hong Kong profits tax	220	237
Overseas tax	91	142
Tax on profits of jointly controlled companies	105	50
Tax on profits of associated companies	186	136
	602	565

Hong Kong profits tax is calculated at 16.0% (2000 : 16.0%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

4) Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,118 million (2000: HK$3,893 million) by the weighted average number of 940,111,885 'A' shares and 3,059,301,271 'B' shares in issue throughout both 2001 and 2000.

Segment Information

(a) Primary reporting format - business segments by division:

The principal divisions of the Swire Pacific group, together with their contributions to group results, are as follows:

The Company and its subsidiaries:

	Turnover					
	2001			2000		
	HK$M External	HK$M Inter-segment	HK$M Total	HK$M External	HK$M Inter-segment	HK$M Total
Property:						
Property investment	4,810	18	4,828	4,673	19	4,692
Property trading	1,092	-	1,092	1,114	-	1,114
Sale of investment properties	261	-	261	-	-	-
Beverages	4,660	1	4,661	4,583	1	4,584
Marine Services	893	-	893	843	-	843
Trading & Industrial	3,453	41	3,494	3,816	52	3,868
Others	29	67	96	21	73	94
Eliminate inter-segment sales	-	(127)	(127)	-	(145)	(145)
	15,198	-	15,198	15,050	-	15,050

	Operating profit/(loss)	
	2001 HK$M	2000 HK$M
Property:		
Property investment	3,471	3,354
Property trading	128	145
Sale of investment properties	205	-
Provision for land premium on development properties	-	(151)
Beverages	304	256
Marine Services	336	231
Trading & Industrial	112	174
Other net expenses	(165)	(160)
	4,391	3,849

Inter-segment sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Jointly controlled companies:	Share of profits less losses before taxation	
	2001	2000
	HK$M	HK$M
Property:		
Property investment and trading	172	15
Provisions for development properties	(312)	(1,700)
Beverages	85	69
Marine Services:		
Ship repair and harbour towage	36	66
Container handling	25	23
Shipowning and operating	9	4
Trading & Industrial:		
Normal operations	138	21
Sale of business	-	(132)
Others	-	(2)
	153	(1,636)

Associated companies:	Share of profits less losses before taxation	
	2001	2000
	HK$M	HK$M
Property:		
Hotels and restaurants	50	73
Aviation:		
Airline services and airline catering	373	2,302
Aircraft engineering	155	166
Cargo handling	156	129
Marine Services:		
Container handling	295	294
	1,029	2,964

Consolidated results	Attributable profit/(loss)	
	2001	2000
	HK$M	HK$M
Property	2,793	947
Aviation	520	2,510
Beverages	252	185
Marine Services	617	505
Trading & Industrial	130	(84)
Other net expenses	(194)	(170)
	4,118	3,893

An analysis of capital expenditure and depreciation/amortisation of the group by division is as follows:

	Capital Expenditure		Depreciation and Amortisation	
	2001	2000	2001	2000
	HK$M	HK$M	HK$M	HK$M
Property	1,042	6,170	104	86
Beverages	199	251	310	306
Marine Services	351	132	115	129
Trading & Industrial	39	49	57	71
Others	13	20	49	47
	1,644	6,622	635	639

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. An analysis of turnover, operating profit and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2001	2000	2001	2000
	HK$M	HK$M	HK$M	HK$M
Hong Kong	7,746	8,550	3,603	3,273
Asia (excluding Hong Kong)	3,256	3,128	178	157
North America	3,303	2,529	274	188
Shipowning and operating	893	843	336	231
	15,198	15,050	4,391	3,849

	Capital Expenditure	
	2001	2000
	HK$M	HK$M
Hong Kong	1,092	6,222
Asia (excluding Hong Kong)	56	64
North America	145	204
Shipowning and operating	351	132
	1,644	6,622

Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

Dividends

The Directors recommend the payment of final dividends for 2001 of HK¢76.0 per 'A' share and HK¢15.2 per 'B' share which, together with the interim dividends paid on 3rd October 2001 of HK¢36.0 per 'A' share and HK¢7.2 per 'B' share, make total dividends for the year of HK¢112.0 per 'A' share and HK¢22.4 per 'B' share: the same level as those for 2000. This represents a total distribution for the year of HK$1,738 million. Subject to the approval of the 2001 final dividends by the shareholders at the Annual General Meeting on 16th May 2002, it is expected that those dividends will be paid on 3rd June 2002 to shareholders registered on 16th May 2002. The share registers will be closed from 13th May 2002 to 16th May 2002, both dates inclusive.

Share capital

During the year under review, the group did not purchase, sell or redeem any shares in Swire Pacific Limited.

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

Movements on reserves

	Revenue reserve	Property valuation reserve	Share premium account	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Group							
At 31st December 2000	39,077	35,735	342	21	445	872	76,492
Profit for the year	4,118	-	-	-	-	-	4,118
2000 Final dividend	(1,179)	-	-	-	-	-	(1,179)
2001 Interim dividend	(559)	-	-	-	-	-	(559)
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	163	-	-	-	-	-	163
Decrease in property valuation arising during the year	-	(6,137)	-	-	-	-	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies	-	(665)	-	-	-	-	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	-	(181)	-	-	-	-	(181)
Exchange differences on cash flow hedges							
- recognised during the year	-	-	-	-	-	564	564
- transferred to the profit and loss account	-	-	-	-	-	(250)	(250)
Revaluation deficit on investment securities recognised during the year	-	-	-	-	(104)	-	(104)
Revaluation surpluses on investment securities transferred to operating profit on disposal	-	-	-	-	(207)	-	(207)
Exchange differences	(37)	-	-	-	-	-	(37)
At 31st December 2001	41,583	28,752	342	21	134	1,186	72,018

The 2001 valuation at open market value of the group's investment properties, both completed and under development, was HK$65,879 million. This valuation resulted in a net decrease of HK$6,802 million in the group's property valuation reserve. Taking into account the retained earnings and the increase in the valuation of investment properties, the net asset value of the Swire Pacific group at 31st December 2001 was HK$72,949 million: a 5.8% decrease on the prior year.

Capital Resources & Liquidity

Swire Pacific's total shareholders' funds have decreased to HK$72,949 million at the end of 2001 compared with HK$77,423 million at the end of 2000, mainly due to the downward

revaluation of the group's investment property portfolio partially offset by earnings retained in the year.

At 31st December 2001 the Swire Pacific group held cash deposits of HK$366 million whilst bank loans and other borrowings due within one year amounted to HK$2,914 million.

An analysis of the group's net borrowings by currency at 31st December 2001, including US$600 million (HK$4,642 million) of Perpetual Capital Securities, is shown below:

Currency	HK$M	
Hong Kong Dollar	10,549	63%
United States Dollar	5,689	34%
New Taiwan Dollar	546	3%
Others	(28)	-%
	16,756	100%

Sources of Finance

At 31st December 2001, committed loan facilities and debt securities amounted to HK$19,355 million, of which 16.6% (HK$3,212 million) remained undrawn. In addition, there were uncommitted facilities undrawn at the year end amounting to HK$2,083 million. Sources of funds at the end of 2001 comprised:

	Available	Drawn	Undrawn
	HK$M	HK$M	HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Bonds	2,321	2,321	-
Private Placement	852	852	-
Fixed/Floating Rate Notes	4,700	4,700	-
Bank and other loans	6,840	3,628	3,212
	19,355	16,143	3,212
Uncommitted facilities			
Money market & others	3,121	1,038	2,083

Financing activities during the year

In April 2001, a Medium Term Note Programme allowing outstanding issues of up to US$1,500 million was arranged and a total of HK$2,200 million fixed/floating rate notes were issued with maturities ranging from 2 to 5 years. A HK$5,000 million syndicated loan was arranged in August 2001 to refinance facilities that were soon to mature or had a higher cost of funding. Facilities refinanced include a syndicated loan facility of HK$2,850 million scheduled to mature in March 2002 and various bilateral facilities. The benefit resulting from the year's financing activities is a lower average cost of financing.

The group's weighted average cost of debt:

	2001	2000
Weighted average cost of debt	6.52%	7.95%
Weighted average cost of debt excluding perpetuals	5.52%	7.49%

Maturity Profile

It is group policy to secure adequate funding so as to match cash flows associated with both current and planned investments. The maturity profile of the group's gross borrowings as at 31st December 2001 is set out below:

Maturity profile

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
2001	16.97%	18.54%	37.37%	27.12%	100.00%

The refinancing activities during the year extended the group's weighted average term of debt. As the perpetual capital securities have no scheduled maturity the first call dates have been taken as the maturity dates.

The group's weighted average term of debt:

	2001	2000
Weighted average term of debt	4.57 years	4.42 years
Weighted average term of debt excluding perpetuals	2.80 years	1.92 years

Interest Rate Profile

In addition to raising funds on a fixed rate basis, the group uses interest rate swaps and other instruments where appropriate in the management of its interest rate profile. At 31st December 2001, 53.2% of the group's gross borrowings were on a floating rate basis and 46.8% were on a fixed rate basis.

Interest Cover and Gearing

Interest cover for the year ended 31st December 2001 was 8.91 times while cash interest cover, calculated by reference to total interest charges including those capitalised, was 4.01 times. The gearing ratio was 22% at the end of 2001.

Chairman's Statement

The profit for the year 2001, at HK$4,118 million, was marginally higher than in 2000. This result reflects the underlying resilience of property investment earnings and a modest contribution from the sale of residential properties which, together with a good performance from Marine Services and Beverages, has more than offset a sharp fall in contribution from Aviation interests. The severity of the global economic downturn had a negative impact on Cathay Pacific from the 2nd quarter of 2001 onwards, and more recently has affected property rental levels. Net debt stands at HK$16,756 million; gearing remains low at 22% in spite of a HK$6,802 million fall in the valuation of investment properties.

Dividends

Interim dividends of HK¢36 per 'A' share and HK¢7.2 per 'B' share were declared on 9th August 2001. Directors have recommended final dividends for 2001 of HK¢76.0 per 'A' share and HK¢15.2 per 'B' share. The total distribution per share paid and proposed for 2001 is the same as in 2000. Subject to approval by shareholders, dividend payments will be made on 3rd June 2002.

Scope of Activities

Although there continues to be pressure on rental levels in Hong Kong, the strength of our investment portfolio is evident in the high occupancies achieved and consequent relative stability of earnings. While new supply of investment property will come into the market in the short term, we still view prospects over the longer term to be good, and we will shortly award the main contract for the construction of Pacific Forum in Hong Kong. We are also in negotiation to participate as developer and equity investor in a 326-unit residential condominium development at Brickell Bay, Miami to be called Jade Residences. Construction is expected to start in the middle of this year, with completion in late 2004.

Our inventory of residential properties for resale has been reduced with satisfactory sales volumes at Ocean Shores in Tseung Kwan O, Les Saisons in Aldrich Bay and Tung Chung Crescent on Lantau. New residential projects were commenced at The Orchards in Quarry Bay and on Brickell Key in Miami, USA. We remain alert to additional development opportunities in the residential sector in projects where we believe our brand value and core competence can provide attractive returns.

Cathay Pacific experienced very difficult operating conditions in 2001 and attributable earnings fell by 90% to HK$228 million. The airline's capacity increased with the delivery of a net eleven new aircraft during the year but, in the face of weak demand, a decision was made by the year end to park two older cargo aircraft and four passenger aircraft. With the exception of three aircraft on operating leases, due for delivery in 2002/2003, there are no outstanding commitments for additional aircraft. The current difficult operating conditions notwithstanding, Cathay Pacific has a strong balance sheet and good cashflow from operations. Other aviation interests have been less severely affected by the downturn, and

their net contribution to Swire Pacific, at HK$292 million, declined by 14%. The aviation market in Mainland China continues to grow, and Dragonair and TAECO have recently committed to new investments in capacity.

The Marine Services and Beverages Divisions have continued to enjoy satisfactory growth. Swire Pacific Offshore ordered a further eight vessels during the year, bringing its total orders for 2002 and 2003 to fourteen vessels. The Beverages Division continued the expansion of its sales and distribution network in Mainland China, and increased its stake in Swire Coca-Cola, Zhengzhou to 60.7%.

Towards the end of the year, the Trading & Industrial Division disposed of its remaining interest in Carlsberg Brewery Hong Kong.

Finance

The group's financial position remains strong, with committed loan facilities and other financing amounting to HK$19,355 million, of which 17% remained undrawn as at 31st December 2001. In addition to these committed facilities, there were uncommitted facilities of HK$3,121 million available at the year end.

In 2001 our credit ratings were re-affirmed at A3 and A- by Moody's and Standard & Poor's respectively. We believe this to be indicative of our strong operating performance and recurrent cashflows.

As at 31st December 2001, consolidated net borrowings amounted to HK$16,756 million - a gearing ratio of 22%.

Corporate Governance

A commitment to good corporate governance has always been a key element of our management philosophy. In the 2001 annual report we have introduced a separate section, summarising the key principles and values to which we aim to adhere in the conduct of our business, and the various measures by which the interests of shareholders and other stakeholders are safeguarded.

Social and Environmental Responsibility

The group is committed to playing a full role as a responsible corporate citizen. Additional information on the group's policies in these areas will be set out in the group's 2001 annual report.

Prospects

The unexpectedly severe downturn in the global economy in 2001 has had an adverse impact on a number of our operations. However, our robust financial structure enables the group to continue to pursue our long-term growth strategy for our core businesses.

Although we expect demand for office space to remain lacklustre in the short term, we remain committed to adding 1,717,000 square feet of new space, contiguous to established, commercial centres, through the construction of Pacific Forum and Cambridge House, and the intended redevelopment of the Aik San Factory and Melbourne Industrial buildings.

Cathay Pacific is committed to continue to invest in its network and its product. The market is likely to continue to be difficult, but we remain confident in the future prospects for our aviation businesses and in Hong Kong's position as Asia's leading aviation hub.

Continued volume growth, helped by the introduction of new non-carbonated products and coupled with tight control over costs, will enable the Beverages Division to maintain momentum.

In the Marine Services Division, Swire Pacific Offshore should continue to benefit from strong demand for offshore oil support services. Any slowdown at Modern Terminals is likely to be at least partly offset by continued growth at Shekou Container Terminals.

In the Trading & Industrial Division, our efforts will be focused on mitigating the adverse impact of the weak retail environment by active management of our portfolio of brands.

Overall, in a period of quite some global financial and political uncertainty, we view with cautious optimism the prospects for recovery in the economies in which we operate and, with that, the results of the group in the year ahead.

Staff

The group employs more than 55,000 people. Their efforts are central to the success of the group and to our position in the communities where we operate. On behalf of the shareholders, I should like to thank all our staff for their hard work and achievements during a challenging year.

Annual Report

The 2001 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website on or before 28th March 2002 and printed copies will be sent to shareholders on 11th April 2002.

James Hughes-Hallett
Chairman
Hong Kong, 7th March 2002
Swire Pacific Limited

For further information, please contact:

Mr. Andrew Herdman **(852) 2840 8092**
Mrs. Maisie Shun Wah **(852) 2840 8097**

SCHEDULE U

02 MAR 13 AM 8:30

Paid Advertisement In Overseas Press

SWIRE PACIFIC

"Resilient operating performance in the face of marked downturn in economic activity."

James Hughes-Hallett
Chairman, Swire Pacific Limited
Hong Kong, 7th March 2002

Highlights

	2001	2000	Change
Profit attributable to shareholders	US$528M	US$499M	+ 5.8%
Investment property portfolio	US$8,446M	US$9,231M	- 8.5%
Net assets per share	US$6.03	US$6.40	- 5.8%
Earnings per share	US¢34.01	US¢32.15	+ 5.8%
Dividends per share	US¢14.36	US¢14.36	-

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.

2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.80.

3. Dividends are declared in Hong Kong dollars.